NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON JUNE 11, 2021

VANCOUVER, BRITISH COLUMBIA, CANADA

DATED: April 27, 2021

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact the Company's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

GALIANO GOLD INC.

Suite 1640, 1066 West Hastings Street

Vancouver, BC V6E 3X1

Telephone: (604) 683-8193 / Fax: (604) 683-8194

Toll Free: 1-855-246-7341

www.galianogold.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of holders ("Shareholders") of common shares ("Common Shares") of Galiano Gold Inc. (the "Company") will be held online at https://web.lumiagm.com/202890549 on Friday, June 11, 2021 at 10:00 a.m., Pacific Time, (the "Meeting") for the following purposes:

1. To receive the audited financial statements of the Company for its fiscal year ended December 31, 2020 and the report of the auditor thereon (together the "annual financials"), which are available for download under the Company's SEDAR profile at www.sedar.com;

2. To elect directors of the Company for the ensuing year (see "Election of Directors" in the Company's management information circular dated April 27, 2021 (the "Information Circular"));

3. To appoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration (see "Appointment of Auditor" in the Information Circular);

4. To authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation, as more particularly described and set forth in the Information Circular (see "Advisory Vote on Executive Compensation" in the Information Circular).

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice of Meeting (the "Notice") may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (together the "Notice-and-Access Provisions") for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials online. Shareholders will still receive this Notice and a form of proxy (the "Proxy") for Registered Shareholders, or a voting instruction form for Beneficial Shareholders (as defined below), and may choose to receive a hard copy of the Information Circular. The Company will not use procedures known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Information Circular to some Shareholders with a notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Information Circular.

Copies of this Notice of Meeting, the Information Circular, the Proxy and the annual financials (together "Proxy Materials"), are posted on the Company's website at: www.galianogold.com/investors/annual-meeting and are filed on SEDAR under the Company's profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular, should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194 or by email: info@galianogold.com. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular and submit their vote prior to 10:00 a.m., Pacific Time, on Wednesday, June 9, 2021 (the "Proxy Deadline"), any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company or Laurel Hill Advisory Group ("Laurel Hill") by May 31, 2021. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period.

The Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

Registered Shareholders who are unable to attend the Meeting virtually and who wish to ensure their Common Shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of Proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular. To be effective, the Proxy must be duly completed and signed and then deposited with the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 10:00 a.m., Pacific Time, on June 9, 2021. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

If you hold your Common Shares in a brokerage account, you are a non-registered shareholder ("Beneficial Shareholder"). Beneficial Shareholders who hold their Common Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or Voting Instruction Form ("VIF") provided to them by their intermediary, in order to cast their vote or in order to notify the Company if they plan to attend the Meeting.

DATED at Vancouver, British Columbia, this 27th day of April 2021.

BY ORDER OF THE BOARD

/s/ Greg McCunn

Greg McCunn

Chief Executive Officer

If you have any questions and/or need assistance in voting your shares, please contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

TABLE OF CONTENTS

GALIANO GOLD INC.

Suite 1640, 1066 West Hastings Street
Vancouver, BC, V6E 3X1
Telephone: (604) 683-8193 / Fax: (604) 683-8194
Toll Free:  1-855-246-7341

INFORMATION CIRCULAR
with information as at April 27, 2021 (unless indicated otherwise)

This Information Circular ("Information Circular") is furnished in connection with the solicitation of proxies by the management of Galiano Gold Inc. for use at the Annual General Meeting (the "Meeting") of its holders ("Shareholders") of Common Shares (defined below) to be held on Friday, June 11, 2021 at the time and for the purposes set forth in the accompanying Notice of the Meeting.

Due to the ongoing public health concerns related to the COVID-19 pandemic, and in order to ensure the health and wellbeing of our Shareholders, employees, communities and other stakeholders, our board of directors (the "Board") and management have decided to conduct the Meeting virtually, using the LUMI meeting platform. Registered shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting by following the instructions set out in this Information Circular. Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. We firmly believe that a virtual Meeting gives all shareholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or health risks they may be facing.

In this Information Circular, references to the "Company," "we," "our" and "Galiano" refer to Galiano Gold Inc. "Common Shares" means common shares without par value in the capital of the Company. "Registered Shareholders" means shareholders whose names appear on the share register of the Company. "Beneficial Shareholders" means shareholders who hold their Common Shares with a bank, broker or other financial intermediary and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. References to $ are to US dollars and references to C$ are to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. The Company has also retained Laurel Hill Advisory Group ("Laurel Hill") to assist in connection with the Company's communications with Shareholders and solicitation of proxies. In connection with these services, Laurel Hill is expected to receive a fee of C$35,000, plus reasonable out-of-pocket expenses. The costs of solicitation by management will be borne by the Company.

Notice-and-Access

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), in the case of beneficial Shareholders ("Notice-and-Access Provisions"), which allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

Notice-and-Access Provisions allow reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer's website and sometimes the transfer agent's website) rather than by delivering such materials by mail. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the Information Circular at the reporting issuer's expense.

Use of Notice-and-Access Provisions reduces paper waste and printing and mailing costs incurred by the issuer. In order for the Company to utilize Notice-and-Access Provisions it must send a notice to Shareholders, including Non-Registered (Beneficial) Holders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company, paper copies of those materials. This Information Circular has been posted in full on the Company's website at: www.galianogold.com/investors/annual-meeting/default and under the Company's profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to use the Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the shareholder meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to shareholders. The requirements of that notice of meeting, which requires the Company to (i) provide basic information about the Meeting and the matters to be voted on, (ii) explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and related management discussion and analysis, and (iii) explain the Notice-and-Access Provisions process; have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Company, along with the applicable voting document:  a form of Proxy in the case of Registered Shareholders; or a Voting Instruction Form in the case of Non-Registered (Beneficial) Holders.

As the Company is a reporting issuer and has previously used Notice-and-Access Provisions for delivery of its annual meeting materials, the Company is eligible to abridge the time between the filing of notification of the Meeting and Record Dates and the Record Date indicating its intent to hold the Annual General Meeting and to use the Notice-and Access Provisions for delivery of the proxy materials related to the Meeting. Notwithstanding, the Company filed its Notice of Meeting and Record Date on April 1, 2021.

The Company will not rely upon the use of 'stratification'. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to its shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Information Circular from the Company or any intermediary unless such Shareholder specifically requests same.

The Company will pay intermediaries, including Broadridge Financial Solutions ("Broadridge"), to deliver proxy-related materials to NOBOs (as defined herein) and the Company will pay intermediaries for delivery of proxy-related materials to OBOs (as defined herein).

Any Shareholder who wishes to receive a paper copy of this Information Circular should make contact with the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194 or by email: info@galianogold.com. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the deadline for receipt of Proxies at 10:00 a.m. on June 9, 2021 (the "Proxy Deadline"), it is strongly suggested that a requesting Shareholder ensures their request is received by the Company no later than May 31, 2021.

All Shareholders may call 1-855-246-7341 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Shareholders who wish to appoint someone other than the officers and/or directors of the Company as their proxyholder to attend and participate at the Meeting as their proxy and vote their shares MUST submit their proxy or voting instruction form, as applicable, appointing that person as proxyholder AND, if that person will be attending the Meeting online, register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form if your proxyholder will be attending the Meeting. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required to be able to attend and participate at the Meeting.

To register a proxyholder, Shareholders MUST visit https://www.computershare.com/Galiano by 10:00 a.m. on June 9, 2021 and provide Computershare Investor Services Inc. with the required proxyholder contact information, so that Computershare may provide the proxyholder with a control number via email. Without a control number, proxyholders will not be able to attend and vote online at the Meeting.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified; and

(b) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for election of directors and appointment of auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting virtually. Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a) complete, date and sign the enclosed Proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America to 1-866-249-7775, by fax outside North America to 416-263-9524, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; or

(b) Call 1-866-732-VOTE (8683) to use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder's account number and the Proxy voting control number; or

(c) access the internet website of Computershare at www.investorvote.com. Registered Shareholders must follow the instructions given on Computershare's website and refer to the enclosed Proxy for the holder's account number and the proxy voting control number.

Registered Shareholders must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairperson of the Meeting (the "Chair"), in his or her discretion. However, the Chair is under no obligation to accept or reject any particular late proxy. The Chair may waive this time limit for receipt of proxies without notice.

Registered Shareholders who wish to attend the Meeting online must take the following steps:

  On the Meeting date, log on to https://web.lumiagm.com/202890549 at least 15 minutes before the Meeting starts
  Click on "I have a control number"
  Enter your 15-digit control number
  Enter the password: galiano2021 (case sensitive)
  Vote when the online ballot is presented during the virtual Meeting

You have to be connected to the internet at all times to be able to participate in and vote at the Meeting online. It is your responsibility to make sure you stay connected for the entire meeting. It is your responsibility to ensure internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols such as firewalls or VPN connections may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least 30 minutes before the start of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote during the Meeting, you should consider voting your shares in advance or by proxy, so that your vote will be counted in the event that you experience any technical difficulties or are otherwise unable to access the Meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq for additional information.

We believe that the ability to participate in the Meeting in a meaningful way, including asking questions, is imperative, particularly in light of the decision to hold this year's Meeting virtually. Registered Shareholders, non-Registered Shareholders who have duly appointed themselves as proxyholders, and third-party proxyholders accessing the Meeting (other than those who attend as "guests") will have an opportunity to ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the LUMI platform. Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of shareholders was held in person. Questions properly brought before the Meeting will pertain to the formal business of the Meeting. To ensure fairness for all, the Chair will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Beneficial Shareholders

The following information is of significant importance to Beneficial Shareholders (those Shareholders who do not hold Common Shares in their own name). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their intermediary. Your intermediary will not vote your Common Shares without receiving instructions from you.

The voting instruction form supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a Voting Instruction Form ("VIF") in lieu of the Proxy provided by the Company. The VIF will name the same persons as are set out in the Company's Proxy to represent your Common Shares at the Meeting.

As an alternative to submitting your voting instructions to your intermediary by completing and returning your VIF, Beneficial shareholders may vote using the following methods:

  Online - Go to www.proxyvote.com enter your 16-digit control number, located on the VIF and provide your voting instructions

  Telephone - Call the toll-free number listed on your VIF from a touch tone phone and follow the automatic recording instructions to vote. You will need your 16-digit control number to vote.

Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, can log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions. Beneficial Shareholders wishing to participate in the Meeting using the LUMI meeting platform must follow the procedures set out below.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of its intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for the intermediary and vote the Common Shares in that capacity. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder's representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Beneficial Shareholders who wish to appoint someone (including appointing yourself to attend the Meeting) other than the officers and/or directors of the Company as their proxyholder to attend and participate at the Meeting as their proxy and vote their shares MUST submit their proxy or voting instruction form, as applicable, appointing that person as proxyholder AND, if that person will be attending the Meeting online, register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form if your proxyholder will be attending the Meeting. Failure to register the proxyholder will result in the proxyholder not receiving a control number or username that is required to be able to attend and participate at the meeting.

If you are a Beneficial Shareholder and you wish to vote at the Meeting online, you must appoint yourself as proxyholder by inserting your own name in the space provided on the proxy or VIF sent to you by your intermediary, you must follow all of the applicable instructions provided by your intermediary AND if you will be attending the Meeting online, you must also register yourself as your proxyholder. By doing so, you are instructing your intermediary to appoint you as proxyholder. Non-registered holders who have not appointed themselves as proxyholder cannot vote online during the meeting.

To register a proxyholder, Beneficial Shareholders MUST visit https://www.computershare.com/Galiano by 10:00 a.m. on June 9, 2021 and provide Computershare Investor Services Inc. with the required proxyholder contact information, so that Computershare may provide the proxyholder with a control number via email. Without a control number, proxyholders will not be able to attend and vote online at the meeting.

If you are a duly appointed proxyholder or if you have appointed yourself as a proxyholder and the proxyholder registration with Computershare has been completed, you may vote during the Meeting by taking the following steps:

  You will receive log in credentials from Computershare once the proxy deposit deadline has passed
  On the Meeting date, log in at https://web.lumiagm.com/202890549 at least 15 minutes before the Meeting starts
  Click on "I have a control number"
  Enter your 15-digit  control number
  Enter the password: galiano2021 (case sensitive)
  Vote when the online ballot is presented during the virtual Meeting

Beneficial Shareholders who have not appointed themselves as proxyholders can attend the Meeting by:

  Going to https://web.lumiagm.com/202890549; and

  Clicking "I am a guest" and completing the online form.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners). The Company may be utilizing the Broadridge QuickVote™ service to assist Shareholders with voting their Common Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the "BCA"), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or at the address of the registered office of the Company at 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3, at any time up to and including the last business day that precedes the day of the Meeting, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Common Shares (as discussed below).

Beneficial Shareholders should follow the instructions found on the Proxy or VIF provided to them from their intermediary.

A proxy will automatically be revoked by either: (i) attendance at the virtual Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of proxy does not affect any matter on which a vote has been taken prior to such revocation.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except with respect to the election of directors, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed April 27, 2021 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. As of April 27, 2021, there were 224,605,788 Common Shares issued and outstanding, each carrying the right to one vote. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, as at April 27, 2021, based upon filings made with Canadian and United States securities regulators, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities are as follows:

Name	Number of Company's Common Shares	% of Outstanding Company Common Shares
Ruffer LLC	27,464,416	12.24%
Sun Valley Gold LLC	24,468,489	10.9%

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass each of the matters scheduled to be acted upon at the Meeting. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed until all such vacancies have been filled. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The number of individuals to be elected to the Board was last set by ordinary resolution of the Shareholders at the annual general meeting of the Company held on April 30, 2020, and that number was seven (7).

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director's office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected or appointed.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of its Shareholders. Therefore, on May 27, 2013, the Board approved and implemented a majority voting policy (the "Majority Voting Policy"). On May 2, 2017, the Board approved certain amendments to the Majority Voting Policy (the Majority Voting Policy as amended, the "Amended Majority Voting Policy") to comply with guidance from the Toronto Stock Exchange (the "TSX") with respect to majority voting requirements and best practices for corporate governance. Nominees for election to the Board have agreed to abide by the Amended Majority Voting Policy. In accordance with the Amended Majority Voting Policy: (a) any director not elected by at least a majority of votes cast for election, in an uncontested election, will immediately offer to submit his/her resignation (the "Subject Director"); (b)  the Nominating and Governance Committee will make a recommendation to the Board with respect to accepting or rejecting the Subject Director's resignation; (c) any Subject Director who has tendered his/her resignation may not participate in the meetings of the Nominating and Governance Committee on such matter; (d) the Board will determine whether to accept or reject the Subject Director's resignation; (e) the Board will accept the Subject Director's resignation except where exceptional circumstances would warrant the Subject Director remain in place; (f) the Board will issue a press release announcing its decision, and reasons for rejecting the resignation, if applicable, within 90 days of the meeting in question. The full text of the Amended Majority Voting Policy is included in the Company's "Corporate Governance Policies and Procedures Manual" available at http://www.galianogold.com/corporate/governance.

The following disclosure sets out the names of management's seven nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 27, 2021.

Paul N. Wright
Independent Director British Columbia, Canada Age: 66 Director Since: April 1, 2020

Paul N. Wright served as President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado") from October 1999 to April 2017. He joined Eldorado in July 1996 as Vice President, Mining and subsequently as Senior Vice President, Operations in October 1997. Mr. Wright led Eldorado through a period of intense activity through which was created a leading international gold company. Mr. Wright is a graduate of the University of Newcastle Upon Tyne with over 40 years of international experience in the development and operation of open pit and underground mines. He is a member of the Canadian Institute of Mining and Metallurgy, the Institute of Materials, Minerals and Mining, and is a Chartered Engineer (UK).

Securities Held	Board/Committee Membership	Attendance
Common Shares: 75,000 Stock Options: 173,000 Cash-settled RSUs: Cash-settled DSUs: Phantom share units: 82,000 130,700 1,000,000	Board - Chair	5/5	100%
	Other Public Directorships	Committee Appointments
	Centerra Gold Inc. (TSX)	Risk Committee Sustainable Operations Committee
2020 Vote Result:	For: 99.75%	Withheld: 0.25%

Marcel de Groot
Independent Director British Columbia, Canada Age: 47 Director Since: July 2, 2009

Marcel de Groot is an independent consultant and founding partner and President of Pathway Capital Ltd. ("Pathway"), a Vancouver-based private venture capital corporation. Pathway has worked with a number of successful public mining companies including Peru Copper Inc. (acquired by Chinalco), and Sandstorm Gold Ltd. Mr. de Groot is currently the CEO of Level 14 Ventures Ltd, he graduated from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained the Chartered Accountant designation.

Mr. de Groot is a past director of Equinox Gold Corp., Solaris Resources Inc., Northern Dynasty Minerals Ltd., Underworld Resources Inc., and Esperanza Resources.

Securities Held	Board/Committee Membership	Attendance
Common Shares: 40,000 Stock Options: 352,000 Cash-settled RSUs: Cash-settled DSUs 128,668 130,700	Board	8 of 8	100%
	Audit Committee - Chair	4 of 4	100%
	Nominating and Governance Committee	1 of 1	100%
	Compensation Committee(left this committee in 2020)	1 of 1	100%
	Other Public Directorships	Committee Appointments
	Northern Vertex Mining Corp (TSX-V)	Audit Committee, Compensation Committee
	Drummond Ventures Corp (TSX-V)	Audit Committee
	Level 14 Ventures Ltd. (TSX-V)	Audit Committee, Compensation Committee
2020 Vote Result:	For: 83.46%	Withheld: 16.54%

Shawn Wallace
Independent Director British Columbia, Canada Age: 51 Director Since: February 26, 2010

Shawn Wallace has over 32 years' experience in building a number of high-quality mineral exploration, development and production stage companies. He is one of the founders of the Company and previously served as Chair.

Mr. Wallace is a past Chair and Director of Cayden Resources Inc. and a past Director of Full Metal Minerals Inc. He currently serves as the Executive Chair of Torq Resources, Chair of Sombrero Resources and Co-Chair of Tier One Silver.

Securities Held	Board/Committee Membership	Attendance
Common Shares: 17,200 Stock Options: 352,000 Cash-settled RSUs: Cash-settled DSUs: 128,668 130,700	Board	7 of 8	88%
	Compensation Committee	2 of 2	100%
	Other Public Directorships	Committee Appointments
	Torq Resources Inc. (TSX-V) - Co-Chair of the Board	None
	Tier One Silver (TSX-V planning listing in 2021)	None
	Sombrero Resources Inc. (reporting issuer targeting listing Q2 2021)	None
2020 Vote Result:	For: 83.47%	Withheld: 16.53%

Gordon Fretwell
Independent Director British Columbia, Canada Age: 68 Director Since: February 24, 2004

Gordon Fretwell is a lawyer who holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with a Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is a past director of Coro Mining Corp., Northern Dynasty Minerals Ltd., Curis Resources Ltd., Benton Resources Corp., Lignol Energy Corp ("Lignol"), Pine Valley Mining Corporation, International Royalty Corp, and Auryn Resources Inc.

Securities Held	Board/Committee Membership	Attendance
Common Shares: 236,100 Stock Options: 352,000 Cash-settled RSUs: Cash-settled DSUs: 128,668 130,700	Board	8 of 8	100%
	Compensation Committee - Chair	2 of 2	100%
	Audit Committee	4 of 4	100%
	Nominating and Governance Committee	1 of 1	100%
	Other Public Directorships	Committee Appointments
	Canada Rare Earth Corp. (TSX-V)	Compensation Committee
	RE Royalties Ltd. (TSX-V)	Nominating and Corporate Governance Committee
	Pucara Resources Corp (TSX-V)	Compensation Committee
2020 Vote Result:	For: 83.48%	Withheld: 16.52%

Michael Price
Independent Director London, United Kingdom Age: 65 Director Since: February 6, 2014

Dr. Michael Price is a mining finance consultant and advisor with over 35 years' experience in mining and mining finance. During his career, he has held senior positions at Barclays Capital, Société Générale, and NM Rothschild and Sons and he is also the London Representative of Resource Capital Funds.

Securities Held	Board/Committee Membership	Attendance
Common Shares: 60,000 Stock Options: 282,000 Cash-settled RSUs: Cash-settled DSUs: 128,668 130,700	Board	8 of 8	100%
	Audit Committee (left this committee during 2020)	1 of 1	100%
	Nominating and Governance Committee - Chair	1 of 1	100%
	Sustainability Committee (first meeting as Chair subsequent meetings as member)	4 of 4	100%
	Other Public Directorships	Committee Appointments
	Entrée Resources Ltd. (TSX, NYSE)	Audit Committee, Technical Committee
2020 Vote Result:	For: 99.83%	Withheld: 0.17%

Judith Mosely
Independent Director London, United Kingdom Age: 56 Director Since: January 1, 2020

Judith Mosely is a retired banking executive with over 20 years' experience in the mining and metals banking sector. She most recently held the position of Business Development Director for Rand Merchant Bank ("RMB") in London with responsibility for developing the bank's African business with international mining and metals companies. Prior to RMB she headed the mining finance team at Société Générale in London where her focus was principally on debt financing in Europe, the Middle East and Africa and Australia. She has broad experience across commodity sectors, working with juniors through to multinationals. She is currently a non-executive director of Blackrock World Mining Trust plc, and Eldorado Gold, and a Trustee of Camborne School of Mines Trust, and sits on the board of Women in Mining in the UK. She is also a consultant with Northcott Capital Ltd, a financial advisory firm focusing on mining and renewables.

Securities Held	Board/Committee Membership	Attendance
Common Shares: Nil Stock Options: 115,000 Cash-settled RSUs: Cash-settled DSUs: 57,000 130,700	Board	8/8	100%
	Sustainability Committee - Chair	3/3	100%
	Audit Committee	4/4	100%
	Other Public Directorships	Committee Appointments
	BlackRock World Mining Trust plc.	Audit Committee
2020 Vote Result:	For: 99.81%	Withheld: 0.19%

Greg McCunn
Chief Executive Officer & Non-Independent Director British Columbia, Canada Age: 52 Director Since: April 1, 2019

Greg McCunn is the CEO of the Company and a Professional Engineer with over 25 years' experience in finance, operations, project engineering, project construction and corporate development. Most recently he served as CEO of Alio Gold Inc., as CFO for Galiano Gold and as CFO for Farallon Mining, prior to which he held technical, operational and corporate development roles with Teck Resources, Placer Dome and junior mining companies in Canada and Australia.

Securities Held	Board/Committee Membership	Attendance
Common Shares: 100,000 Stock Options: 2,259,000 Cash-settled RSUs: Cash-settled PSUs: 446,634 322,400	Board	8 of 8	100%
	Sustainability Committee	4 of 4	100%
	Other Public Directorships	Committee Appointments
	No other public companies
2020 Vote Result:	For: 99.81%	Withheld: 0.19%

Notes:

(1) The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person.

(3) As of April 27, 2021, the directors and officers of the Company and their associates and affiliates, as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 658,113 Common Shares of the outstanding Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is or has been within the past ten years a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is or has been within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Fretwell was a director of TSX-V listed Lignol from January 2007 to May 2015. Lignol went into receivership on August 22, 2014.

In addition, none of the individuals named above has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Advance Notice Provisions

At the Company's Annual General and Special Meeting held on April 30, 2020 (the "2020 Meeting") the Shareholders approved the new Articles of the Company (the "Articles") which include advance notice provisions (the "Advance Notice Provisions") with respect to the nomination of individuals for election as director. A copy of the Notice of Meeting and Information Circular prepared for the 2020 Meeting including the resolution to amend and replace the existing Articles of the Company with the Articles, which include the Advance Notice Provisions were filed on SEDAR on March 24, 2020.

The Advance Notice Provisions provide Shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

A copy of the Articles as referred to in the Information Circular prepared for the 2020 Meeting, was filed under the Company's SEDAR profile on March 24, 2020 at www.sedar.com.

The Company has not received notice of a nomination in compliance with the Articles and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

APPOINTMENT OF AUDITOR

The Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Professional Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 as auditor of the Company at a remuneration to be fixed by the Board. KPMG LLP has been auditor of the Company since August 23, 2011.

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

Nature of Services	Fees Paid to Auditor for Year Ended December 31, 2020	Fees Paid to Auditor for Year Ended December 31, 2019 (5)
Audit Fees (1)	C$475,214	C$416,965
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	C$475,214	C$416,965

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. These include "out-of-pocket" costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services.

(2) "Audit-Related Fees" include fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading "Audit Fees".

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

(5) 2019 Audit Fees have been updated to include "out-of-pocket" costs as detailed above.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company endorses a "pay for performance" approach for executive compensation to reinforce the linkages between compensation and the Company's strategic objectives and risk management processes. The Board believes that a "pay for performance" philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company's values while also delivering on its corporate objectives, thereby aligning executives' interests with those of the Company's Shareholders. For a detailed discussion of the Company's executive compensation program, please see "Compensation of Executive Officers and Directors".

The purpose of the "Say on Pay" advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:

"RESOLVED THAT:

1. On an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of the Company, the Shareholders of the Company accept the approach to executive compensation disclosed in the Management Information Circular of the Company dated May 3, 2021, delivered in advance of the 2021 Annual General Meeting of the Shareholders of the Company."

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions in determining whether there is a need to significantly increase their engagement with Shareholders on compensation and related matters. The Company will disclose the results of the shareholder "Say on Pay" advisory vote as a part of its report on voting results for the Meeting. The Board of Directors of the Company recommends that Shareholders vote FOR the approach to executive compensation as described in the Information Circular. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the approach to executive compensation as described in the Information Circular.

For information purposes only, the following is a summary of voting results of the "Say on Pay" advisory vote from the 2020 Meeting:

Votes For	% Votes For	Votes Against	% Votes Against
149,361,026	98.93%	1,619,376	1.07%

CORPORATE GOVERNANCE

Corporate governance refers to the policies, procedures and structure of the board of directors of a company, whose members are elected by and are accountable to the Shareholders of a company. Good corporate governance practices encourage the establishment of a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices; as such practices are both in the interests of Shareholders and help to contribute to effective and efficient decision-making.

This section sets out the Company's approach to corporate governance and addresses the Company's compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101").

Constitution and Independence of the Board

The Board is currently comprised of seven persons, of whom six are independent directors. After the Meeting, and assuming the election of all proposed directors, six of the seven directors will be independent, including Messrs. Wallace, Fretwell, de Groot, Price, Wright and Ms. Mosely. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Mr. McCunn currently serves as the Company's CEO and as such is not considered to be independent.

The following table outlines the composition of the Board in terms of independence, diversity, tenure and commitment to the Company;

				Other public	Current Public	Board and key
				company	company Exec	Committee	Tenure
Director	Independence	Gender	Age	boards	positions	attendance	(years)

Paul Wright (Chair)	Independent	Male	66	1	No	100%	1
Marcel de Groot	Independent	Male	47	3	Yes	100%	12
Shawn Wallace	Independent	Male	51	1	Yes	90%	11
Gordon Fretwell	Independent	Male	68	3	No	100%	17
Michael Price	Independent	Male	65	1	No	100%	7
Judith Mosely	Independent	Female	56	1	No	100%	1
Greg McCunn	Non-Independent	Male	51	0	Yes	100%	2

Other Directorships

See disclosure under "Election of Directors" above.

Meeting Attendance

The Board facilitates its independent supervision over management by holding regular meetings of the Board to discuss the operations of the Company.

The Board understands the need for it to maintain a significant degree of independence from management. The independent members of the Board meet without management once after every Board meeting. For the year ended December 31, 2020, the Company held a total of eight formal Board meetings and its members were in frequent communication via email and other means. The attendance record of each member of the Board has been noted under "Election of Directors" above.

Board Responsibilities

The Board has overall responsibility for the stewardship of the Company. The Board has made public its "Corporate Governance Policies and Procedures Manual" (the "Corporate Governance Manual") which was approved by the Board on July 23, 2020. A copy of the Corporate Governance Manual is available at www.galianogold.com/corporate/governance and includes position descriptions for the Chair of the Board and each of the Board Committees.

The Board members' responsibilities include:

(a) to oversee management of the Company and, in doing so, at all times to serve the best interests of the Company on behalf of its Shareholders;

(b) to exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the Shareholders in the best interests of the Company;

(c) to know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business;

(d) to determine and design and implement effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company's business, and to periodically review and monitor the integrity of such systems;

(e) to establish and implement policies to protect the Company's confidentiality and proprietary information from unauthorized or inappropriate disclosure and to retain confidentiality of matters addressed in all Board discussions and proceedings; and

(f) to attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss issues, and to properly discharge their responsibilities.

The Board is empowered by governing corporate law, the Company's Articles and the Corporate Governance Manual to manage, or supervise the management of, the affairs and business of the Company.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company's operations are developed by Senior Management and reviewed and approved by the Board.

During 2020 the Board adjusted its committee structure by creating the Compensation Committee and the Nominating and Governance Committee in place of the previous Compensation, Nominating and Governance Committee ("CNGC"). This was done to enable greater focus on the relative mandates of each committee. The Compensation Committee met twice and the Nominating and Governance Committee met once in 2020. In addition, in order to add greater focus to sustainability which is a core objective of the company, the previous Safety, Health, Environmental and Corporate Social Responsibility Committee ("SHEC") was renamed as the Sustainability Committee; the committee's mandate was largely unchanged.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company's business. It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board, through the Nominating and Governance Committee, reviews and discusses succession planning for senior management positions as part of the Company's planning process. The Board has, together with the CEO, developed a written position description for the CEO.

The Board, through the Compensation Committee, reviews and discusses Board and Executive short and long term compensation matters, and the determination of key performance metrics of the Company and key Executives.

The Board, through the Sustainability Committee, reviews, monitors and makes recommendations, regarding occupational health & safety, human rights, environmental and sustainability policies of the Company (collectively "Sustainability Policies") and will assist the Board in its oversight of the implementation of and compliance with the Sustainability Policies.

The Board has delegated responsibility for communication with the public and the Company's Shareholders to its Disclosure Committee. Section IX - Disclosure Controls and Procedures Policy of the Corporate Governance Manual explains the procedures in place that ensure proper dissemination of news releases, and that those Shareholders who request information about the Company receive it in a timely manner. Inquiries by Shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company's external auditors report directly to the Audit Committee. In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company's financial statements and the adequacy and effectiveness of the Company's internal controls and management information systems.

The Board believes that the Board as a whole has sufficient skills to fulfill its responsibilities, however the Nominating and Governance Committee seeks to:

  construct a Board Skills Matrix that will support the current and future assessment of board composition. The result of this work will be an articulation of the skills, competencies, and experiences that will support effective governance; and

  provide a methodology to assess the existing Board and incoming directors against the skills matrix.

This work will be completed in 2021 and any recommendations from this process on will be considered by the Nominating and Governance Committee for continuing education requirements and recommendations of future Board appointments.

Orientation and Continuing Education

As part of the orientation program, new directors meet with senior management to discuss the business of the Company, Board policies and historical and current operating and financial information and may tour selected offices and sites of the Company. See Section II - Corporate Governance Overview and Guidelines in the Corporate Governance Manual for more information.

The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector. Refer to the section "Occupation, Business or Employment of Directors" for a description of the current principal occupations of the members of the Board of Directors.

The Nominating and Governance Committee has determined that the seven director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to the Company's records. There are technical presentations at Board meetings and the question and answer portions of these presentations are a valuable learning resource for the non-technical directors.

The following table provides details regarding additional continuing education undertaken by the directors during the year ended December 31, 2020:

Director	Course/Event	Date
Greg McCunn	Mine site visit to Ghana BMO Metals & Mining Conference 121 Conference EMEA 121 Conferences Americas Precious Metals Summit Denver Gold Forum Mine site visit to Ghana	January 2020 February 2020 May 2020 June 2020 September 2020 September 2020 October 2020
Shawn Wallace	None	n/a
Gordon Fretwell	Mandated Law Society Continued Education (12 hours)	Various

Director	Course/Event	Date
Marcel de Groot	Mandated Chartered Professional Accountants of British Columbia Professional Development (20 hours) Cambridge Resources Investment Conference BMO Metals & Mining Conference PDAC Mining Conference	Various January 2020 February 2020 March 2020
Michael Price

Various mining conferences (Indaba, PDAC, Mines & Money, 121, Denver Gold Forum

S&P Commodities webinars

Various law firm webinars - mining finance and legal issues

Anti-money laundering and compliance training

Online training on Cyber security, harassment, office teamwork

Feb, Mar, May, Oct, Nov 2020 Monthly Monthly July, Dec 2020 Jun, Sep, Dec 2020
Judith Mosely	ESG Competent Boards Certificate and Designation (GCB.D) Indaba mining conference PDAC mining conference Deloitte academy - board seminars Women in Mining - various seminars	December 2020 February 2020 February 2020 Various Various
Paul Wright	Asanko Gold Mine site visit	October 2020

The orientation and continuing education process will be reviewed on an annual basis and will be revised accordingly.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. This function is carried out by the Nominating and Governance Committee whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics which is available on the Company's website at https://www.galianogold.com/corporate/governance, included within Section XV - Code of Business Conduct and Ethics in the Corporate Governance Manual (the "Code of Ethics"). The Company's Code of Ethics clearly sets out the Company's standard requirements for the honest and ethical conduct of its directors, officers and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability. The Code of Ethics also clearly states the Company's requirements for fair dealing, and its corporate position on: conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations.

The Board has several procedures in place designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. In circumstances in which a director has a conflict of interest, the relevant director must declare his or her interest and refrain from voting and the Nominating and Governance Committee (without such director's involvement, if necessary) considers the transaction in advance of its consideration by the Board.

Nominating and Governance Committee

The Board's Nominating and Governance Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board. It also recruits and reviews candidates for the position of director and selects the most appropriate candidates for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Nominating and Governance Committee include:

(a) recommending to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of inside, outside and independent directors;

(b) identifying and recommending to the Board individuals qualified to become Board members, consistent with the criteria approved by the Board. The Committee also recommends to the Board the nominees for election as directors at any meeting of Shareholders and the persons to be appointed by the Board to fill any vacancies on the Board. The Committee may adopt procedures regarding director candidates proposed by the Shareholders;

(c) recommending to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company's corporate governance principles and practices and recommends any proposed changes to the Board;

(d) considering questions of independence and possible conflicts of interest of members of the Board and of senior managers and making recommendations regarding such matters to the Board, including the criteria for determining director independence;

(e) annually recommending assignments to committees of the Board, including recommendations as to the chairperson of committees of the Board, reviewing and making recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, reviewing the adequacy of all Board committee charters and making recommendations to the Board for any changes to such charters;

(f) annually overseeing the evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively and determining the nature of evaluation, supervising the conduct of evaluation and preparing an assessment of performance of the Board and its committees, to be discussed with the Board;

(g) considering diversity and representation of women on the Board;

(h) managing Board and sub-committee succession planning;

(i) review, monitor and make recommendations to the Board regarding the orientation and education of directors; and

(j) monitoring communications with Shareholders regarding matters of corporate governance.

During 2020, following the restructure of the Board's subcommittees (as described in "Board Responsibilities" above), the Nominating and Governance Committee was composed of three independent directors, Michael Price (Chair), Marcel de Groot and Gordon J. Fretwell. All of the members of the Nominating and Governance Committee are financially literate and each have acted and continue to act as directors of numerous public and private companies and have therefore been involved in governance issues for such companies. The skills and experience possessed by members of the Nominating and Governance Committee acquired as a result of their lengthy and extensive business careers enable them to make decisions on the suitability of the Company's governance policies and practice.

The Board recognizes that gender diversity is a significant aspect of board diversity and acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom. The Board adopted a Diversity Policy during 2019 which is available at www.galianogold.com/corporate/governance.

The objective of the Diversity Policy is to promote better performance and effective decision-making by considering only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities; considering gender diversity and representation of women on the Board; considering other diversity criteria including geographical representation, education, experience, ethnicity, and age; and in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Board's and the Company's criteria.

The Company has not adopted any targets for the number of women in executive officer positions, but the adopted Diversity Policy does provide guidance as to various diversity considerations in the future appointment of executive officers. The Company set an aspirational target of 20% representation of women on the Board by the end of December 31, 2021. For each director vacancy being filled, the Company will require that the candidate pool includes at least 30% women regardless of whether the search is conducted solely by the Company or through an external advisor.

The Board currently has one female director (1/7 or 14% of the Board). Despite having female members of senior management in the past, we currently do not have any female executive officers, as a result of the management turnover over the last few months. Management of the Company understands that diversity in the executive team is a strength and is focused on diversifying its management team when opportunities present themselves.

The Company has also not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality considering discrimination laws.

The Company's Code of Ethics as set out in the Corporate Governance Manual, provides a framework for undertaking ethical conduct in employment. Under the Code of Ethics, the Company will not tolerate any form of discrimination or harassment in the workplace.

See Section VI -Nominating and Governance Committee Mandate, respectively, in the Company's Corporate Governance Manual, at www.galianogold.com/corporate/governance.

Compensation Committee

Responsibilities of the Compensation Committee include:

(a) recommending to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee reviews director compensation at least annually;

(b) annually reviewing the Company's base compensation structure and the Company's incentive compensation and security-based compensation arrangements and recommending changes in or additions to such structure and plans to the Board as needed;

(c) recommending to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers");

(d) recommending to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;

(e) recommending to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company and establishing incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company's performance and relative shareholder return, the values of similar incentive at comparable companies and the awards given in past years;

(f) evaluation of the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan and recommending to the Board the incentive compensation payable to Officers under any such incentive compensation plan;

(g) periodic review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans, and, in addition, making recommendations to the Board regarding appointments of officers and senior managers;

(h) oversight of performance evaluation and incentive compensation of non-Officer personnel providing services to the Company;

(i) consider the Company's share ownership guidelines, if any, on an annual basis and recommend any changes to the Company's share ownership guidelines to the Board for approval. The Committee shall also periodically review the shareholdings of Company Officers and Directors relative to any share ownership guidelines established by the Board;  and

(j) administration of the Company's Share Option Plan and Share Unit Plan.

During 2020, following the restructure of the Board's subcommittees (as described in "Board Responsibilities" above), the Compensation Committee was composed of three independent directors, Gordon J. Fretwell (Chair), Shawn Wallace and Michael Price. All of the members of the Compensation Committee are financially literate and each have acted and continue to act as directors of numerous public and private companies and have therefore been involved in compensation issues for such companies. The skills and experience possessed by members of the Compensation Committee acquired through their lengthy and extensive business careers enable them to make decisions on the suitability of the Company's compensation policies and practice.

The Compensation Committee Mandate is included within Section VII - Compensation Committee Mandate in the Company's Corporate Governance Manual, at  www.galianogold.com/corporate/governance.

Audit Committee

The Audit Committee Mandate is included within Section V - Audit Committee Mandate in the Company's Corporate Governance Manual, at www.galianogold.com/corporate/governance.

The Audit Committee is composed of three independent directors, Marcel de Groot (Chair), Gordon J. Fretwell and Judith Mosely. All the members of the Audit Committee are financially literate. See the Company's most recent Annual Information Form, filed under the Company's SEDAR profile at www.sedar.com on March 26, 2021, for further information on the relevant education and experience of each member of the Audit Committee.

Each member of the Audit Committee has:

  an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and

  an understanding of internal controls and procedures for financial reporting.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets at least quarterly to review quarterly financial statements and management's discussion and analysis and meets at least once annually with the Company's external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company's internal control and management information systems and management's discussion and analysis and reviews the annual financial statements with the external auditor.

The Board does not have a committee dedicated to cyber security exposures, but through its mandate over risk assessment the Audit Committee is responsible for the oversight of this area of risk. As the perceived and real threat of such risk grows in magnitude each year, the Audit Committee has required management to implement cyber security training, use external consultants to review the security of our information systems, and maintain ongoing security testing of all key IT systems.

Sustainability Committee (formerly known as the Safety, Health, Environmental and Corporate Social Responsibility Committee)

The Sustainability Committee's mandate is included within Section VIII - Sustainability Committee Mandate in the Company's Corporate Governance Manual, at www.galianogold.com/corporate/governance.

During 2020, the Sustainability Committee was composed of two independent directors, Judith Mosely (Chair) and Michael Price, as well as the Company's CEO, Greg McCunn. The Sustainability Committee invites the appropriate representatives of senior and mid-level management to its meetings to ensure that directives are well understood and implemented at the appropriate levels within the organization.

The Board, through the Sustainability Committee, is responsible for monitoring and reviewing health, safety, environmental and CSR risks, ensuring the Company's compliance with applicable legal and regulatory requirements, and supporting the furtherance of the Company's commitment to a healthy and safe work environment, environmentally sound resource development and community relationships.  The Sustainability Committee meets at least quarterly to review reports by management on health, safety, environmental and corporate social responsibility matters. The Sustainability Committee will regularly review and make recommendations in regard to the Company's Sustainability policies and assesses the health, safety, environment and community management procedures and recommends improvements. Any Sustainability incidents are to be reported to the Board as appropriate.

Shareholder engagement

In 2021 the Company extended invitations to meet with its top shareholders collectively representing approximately 60% of the issued and outstanding shares of the company to discuss matters of corporate governance and to ensure the Board practices were in alignment with their expectations. Five meetings were held with shareholders representing approximately 35% of the issued and outstanding shares of the company.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Named Executive Officers

In this section "Named Executive Officer" ("NEOs") means the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

For the purposes of the following disclosure, each of the following individuals were an "NEO" of the Company during the year ended December 31, 2020:

  Greg McCunn - Director and CEO

  Fausto Di Trapani - Executive Vice President and CFO

  Josephat Zvaipa - former Executive Vice President and Chief Operating Officer ("Former COO") - as of July 31, 2020

  Matt Badylak - Executive Vice President and Chief Operating Officer ("COO") - appointed on August 17, 2020

  Todd Romaine - Executive Vice President Sustainability - appointed on May 14, 2020

Compensation Governance Highlights

  Low dilution to Shareholders - It is the Compensation Committee's intention to maintain a low annual dilution ("burn rate") rate. The 3-year average burn rate as of 2020 was 1.67%, which is within a market normal rate of 1% to 2% per year (see "Stock Option Overhang, Dilution and Burn Rates" for the calculation of the Company's burn rate);

  Pay for performance - A significant portion of each NEO's compensation is provided in the form of Short-Term Incentive and Long-Term Incentives (stock options, RSUs, and PSUs commencing in 2021) in addition to their base salary;

  Regular review of peer group - The Compensation Committee regularly reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company's operations;

  Relevant performance metrics - The performance metrics and expected performance levels for the short-term incentive plan are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for the Company's Shareholders. In 2020, the CEO's short-term incentive compensation was directly tied to the Company's Relative Total Shareholder Return. A balanced scorecard approach using multiple Corporate performance metrics has been adopted in 2021;

  Threshold performance expectations before incentive payouts are made - Threshold performance expectations are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric.  Share option grants, due to the requirement for the Company's share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run. The company has also established a PSU plan starting in 2021 that requires a minimum level of Relative TSR performance be achieved before PSU awards will vest;

  Caps on incentive payouts - Payouts under the Short-term Incentive Plan cannot exceed 100% of target without Board discretion. PSU awards also have a cap on the number of units that can vest under superior performance levels;

  Modest benefits and perquisites - Benefits and perquisites are set at competitive levels, but represent a small part of total NEO compensation;

  Clawback Policy - All Short-Term Incentive, share option and Share Unit grants are subject to clawback in the event that an executive engages in conduct that results in the need for the correction or restatement of financial results;

  No excessive Change of Control or Termination without Cause severance obligations - NEO severance obligations are capped at no higher than 24 months in the case of a Change of Control and 12 months in the case of a termination without Cause;

  Double Triggers - Change of Control provisions in the Company's employment agreements only trigger when there is both a change in control of the Company and a termination of employment;

  Independent Advice - The Compensation Committee from time to time engages its own independent advisor to support its decisions regarding executive and Board compensation;

  Review of compensation risk - The Compensation Committee monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking;

  Say on Pay Vote - In the spirit of good governance, the Board adopted a Say on Pay Policy starting in 2020 and will continue to hold an annual vote on a go forward basis;

  "Anti-hedging" policy - As part of the Company's Insider Trading Policy, the Board adopted a policy whereby no officer or director shall acquire financial instruments that are designed to hedge or offset a decrease in market value of options or equity securities granted as compensation or held directly or indirectly by the officer or director; and

  Considering future shareholding and retention guidelines - The Company recognizes the importance of ensuring that the interests of directors and executive management is aligned with that of the Company's Shareholders. The Company has yet to adopt shareholding and retention guidelines for directors and executive management. However, as part of the Company's efforts to modernize its corporate governance practices, a Share Unit Plan was adopted in 2020 as management believes that increasing the amount and importance of equity-based compensation within the Company's compensation strategy will increasingly tie compensation to performance and help facilitate the achievement of any shareholding and retention guidelines that may be adopted in future. The Company will continue to monitor the need for shareholding and retention guidelines and ensure it aligns with evolving market practices.

Compensation Consultant or Advisor

The Compensation, Nominating and Governance Committee first retained Global Governance Advisors Inc. ("GGA") in 2017 to assist the committee in reviewing executive officer and director compensation and to make recommendations surrounding changes to the Company's equity incentive plans. This included review and updates to the Company's peer group. In addition to this work, GGA also has aided the Company in reviewing its proxy circular and provided advice on incentive plan design. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance.

In 2019 GGA performed a detailed review of the Company's director and executive compensation philosophy, comparative benchmarking and a review of the Share Option Plan and the Share Unit Plan.  The Company adopted the recommendations of GGA, with proposed changes to the LTIP plans being adopted effective for awards in 2021, which is discussed below.

During 2020, GGA conducted a review of the competitiveness of director compensation levels against the Company's peer group. While total director compensation levels for the prior year were observed to be generally market competitive, GGA identified some gaps to market as it related to:

  the cash components of Board retainers; and

  the lack of retentions paid to members of Board committees.

The Company adopted the recommendations of GGA, with proposed changes to the LTIP plans being adopted effective for awards in 2021.

The Company incurred the following fees for GGA's work over the past two (2) years:

Year	Executive Compensation Related Fees	All Other Fees
2020	C$35,400	Nil
2019	C$48,100	Nil

The Compensation Committee reviews all fees and the terms of consulting services provided by its independent compensation consultants before each engagement.

The Company also participates in GGA's annual Global Mining Compensation Survey, which is an industry-leading source of compensation information for Executive, Corporate and Exploration/Mine Site roles on an annual basis. The results of this survey are made available to the chair of the Compensation Committee for the committee's consideration, along with the results of GGA's annual Report on Executive & Board Remuneration which provide insights on both executive and director compensation levels and practices in the global mining industry for over 250 mining companies.

Compensation Discussion and Analysis

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a) attracting and retaining talented, qualified and effective executives;

(b) motivating the short and long-term performance of these executives; and

(c) better aligning their interests with those of the Company's Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, a short-term incentive plan ("STIP") and a long-term incentive plan ("LTIP").

Peer Group

The Company uses the following criteria when determining appropriate peers for benchmarking compensation levels and design in the marketplace:

  generally comparable size from a total assets and/or market capitalization perspective;
  operate within a higher risk of geographical location;
  mining primarily gold; and
  currently producing gold from at least one mine.

The peer group defines the competitive market, which the Company uses to guide executive compensation design and pay levels.

Based on the criteria listed above, the following peer group was used for 2020 for the purpose of evaluating the competitiveness of the Company's executive, senior management and director compensation levels and designs:

PEER GROUP FOR GALIANO GOLD INC.
Alio Gold Inc.	Equinox Gold Corp.	Hummingbird Resources PLC
Americas Gold and Silver Corp.	Gold Resource Corp.	Premier Gold Mines Limited
Argonaut Gold Inc.	Golden Star Resources Ltd.	Roxgold Inc.
Avesoro Resources Inc.	Gran Columbia Gold Corp.	Teranga Gold Corporation
Caledonia Mining Corp. Plc	Guyana Goldfields Inc.	TMAC Resources Inc.

In addition to the peer group outlined above, for additional context the Company also evaluates Global Mining industry data for companies of a similar size from a Total Assets perspective from GGA's Global Mining compensation database to provide an overview of broader market trends and practices.

Components of Compensation

The Company offers a total compensation package to the NEOs that is both aligned with the Company's compensation philosophy and with competitive market practice:

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.

Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources. Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.

Short-term Incentive Plan (STIP)	Cash

To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company's business strategy and to the enhancement of shareholder value.

STIP opportunity for each NEO is set based both with reference to competitive market practice, the seniority of the NEO's position and his or her industry experience. Actual bonus payments can range from 0% - 100% of the target bonus opportunity, based upon the achievement of corporate and individual performance targets. Each NEO's annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives. For additional information, see Short-term Incentive Plan below.

Compensation Element	Form	Purpose of Element	Determination
Long-term Incentive Plan (LTIP)	Stock Options, RSUs and PSUs	Designed to motivate executives and employees to create and grow sustainable shareholder total return over medium- to long-term performance periods and to facilitate key employee retention.

Option award levels are determined in reference to peer group practice and are granted at such levels that total compensation can achieve above-market levels provided that the Company's share price achieves superior returns relative to the competitive market. The Board sets the term and vesting of options under the LTIP. For options, the term cannot exceed five (5) years and the Board will generally fix the vesting terms of all future options such that 1/3 of options granted will vest on the first, second and third anniversaries of the grant date.

RSUs and PSUs will also vest under a similar vesting schedule to options (with a term not exceeding three (3) years) and act as an additional retention vehicle under the Company's LTIP program. While RSUs provide an added retention feature to the Company's compensation program, PSUs are intended to align eligible participants with Relative share price returns achieved for Galiano shareholders in comparison to the Company's direct peers, thereby aligning pay further with the long-term performance of the Company.

RSUs and PSUs issued under the Share Unit Plan may be settled in either cash or shares from treasury, at the discretion of the Board.

Benefits and Perquisites	Indirect cash through broad-based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of a NEO's total compensation.

Benefits are provided on a broad basis to the Company's NEOs and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when the perquisite provides competitive value and promotes retention of key executives.

Compensation Governance

Risk and Executive Compensation

The Company has designed its compensation programs to provide an appropriate balance of risk and reward in relation to its overall business strategy. The Company is of the view that its compensation programs do not incent its executives to take undue risks because executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards. Additionally, the Company's risk mitigation practices include caps on annual incentive payouts and the number of PSUs that can vest under PSU awards to avoid excessive or extreme compensation awards. Annual incentive metrics include a balance of key performance indicators that are not focused on a single financial measure and the Company has also adopted an Incentive Clawback Policy for both short-term and long-term variable compensation. In addition, the board maintains discretion related to the affordability of the incentive payouts and maintains the right to determine if an incentive is paid.

Incentive Clawback Policy

The Board adopted a policy providing for the full or partial forfeiture and recoupment of all forms of incentive compensation, including without limitation, short-term Incentive awards, option grants under the Share Option Plan and share unit grants under the Share Unit Plan, to officers of the Company, including the NEOs, under certain circumstances. This Policy will be applied at the discretion of the Board when:

(a) an executive engages in conduct that results in the need for the correction or restatement of financial results;

(b) the executive received an award calculated on the achievement of those financial results, and

(c) the award received would have been lower had the financial results been properly reported.

The policy requires that when the clawback is triggered, the executive must repay the amount of incentive compensation that is in excess of the incentive compensation the executive would have received if the incentive compensation had been computed in accordance with the results as restated, calculated on an after-tax basis.

Performance Graph

The following graph compares the yearly change in the Company's cumulative Total Shareholder Return on its Common Shares as listed on the TSX based on an initial fixed investment of $100 versus the cumulative return on S&P/TSX Composite Total Return Index ("S&P/TSX Composite") and the S&P/TSX Global Gold Index, since January 1, 2015. The graph also shows the relationship between Shareholder value and total compensation for our CEO over the same period, for the purposes of comparing compensation to performance.

Note when viewing the chart below that:

  The Total Reported Compensation and Total Realizable Compensation figures for 2015 to 2018 represent compensation for the Company's former CEO while 2019 to 2020 figures represent compensation for the Company's current CEO.

  The Total Reported Compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of stock options and RSU grants.

  By comparison, the Total Realizable Compensation (the sum total of salary, short-term incentive paid and the currently realizable value of stock options and RSUs) represents the compensation actually paid or payable to the CEO position as of December 31, 2020 for each year.

  As shown in the chart below, the Realizable Compensation for the Company's CEO has generally moved in alignment with Shareholder returns over the past five years, with the exception of 2018.

Prior to 2019, payment of STIP have not been directly linked to share price performance (see factors discussed under "Compensation Discussion and Analysis" above). Therefore, a direct correlation between Total Shareholder Return and cash compensation levels would not necessarily have been expected. Starting in 2019, the Company has tied the CEO's STIP directly to Relative TSR performance, which correlates with the fact that Realizable Compensation in 2019 and 2020 is similar to Reported Compensation. The increase in Reportable and Realizable Compensation from 2019 to 2020 is due to the fact that the current CEO started midway through 2019 and as such his base compensation and STIP was adjusted pro rata.

The above analysis shows that CEO compensation has generally moved in alignment with the experience of the Company's Shareholders over the past five years with the exception of 2018 where a relative increase in compensation was observed. The relative increase in compensation from 2017 to 2018 was predominantly due to no STIP being paid in 2017, while 2018 compensation reflected the successful completion of a funding solution to extinguish the former senior debt facility of the Asanko Gold Mine, by means of the joint venture agreement completed with Gold Fields Limited on July 31, 2018.

Summary Compensation Table

The compensation paid to the NEOs during the Company's three most recently completed financial years ended December 31, 2020, 2019 and 2018 is as set out below and expressed in US dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share- based awards(7) ($)	Option-based awards(8) ($)	Non-equity incentive plan compensation ($)(9)		Pension value ($)	All other compensation ($)(4)	Total compensation ($)
					Short-term incentive plans	Long-term incentive plans
Greg McCunn (1) CEO	2020	458,442	272,962	393,634	229,221	Nil	Nil	27,051	1,381,310
	2019	339,165	129,636	98,354	301,480	Nil	Nil	4,450	873,085
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Fausto Di Trapani (2) EVP & CFO	2020	404,957	120,581	174,036	228,801	Nil	Nil	20,941	949,315
	2019	399,461	66,565	106,997	270,635	Nil	Nil	2,274	845,932
	2018	382,650	183,577	66,773	255,711	Nil	Nil	2,449	891,160
Josephat Zvaipa (3) Former EVP and COO	2020	247,050	119,622	172,805	Nil	Nil	Nil	638,600	1,178,077
	2019	405,000	169,182	Nil	262,238	Nil	Nil	33,375	869,795
	2018	396,496	183,577	70,483	268,130	Nil	Nil	79,299	997,985
Matt Badylak (5) EVP and COO	2020	153,746	123,492	194,259	115,310	Nil	Nil	45,866	632,672
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Todd Romaine (6) EVP Sustainability	2020	173,935	81,917	129,749	108,709	Nil	Nil	12,987	507,298
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Mr. McCunn was appointed as Director and CEO effective April 1, 2019. Mr. McCunn's compensation has been translated into US dollars at an average exchange rate of C$1 = $0.7454. Mr. McCunn was not compensated as a director of the Company.

(2) Mr. Di Trapani's compensation has been translated into US dollars at an average exchange rate of C$1 = $0.7454.

(3) Mr. Zvaipa joined the Company on July 1, 2013 and was appointed as Managing Director, Ghana effective April 1, 2014. Mr. Zvaipa was appointed Executive Vice President and COO effective August 1, 2019. Mr Zvaipa passed away on July 31, 2020 and his estate was compensated for his loss of office.

(4) Mr. Zvaipa's estate was compensated for an amount equivalent to that for a termination without cause. Amounts for all other executives were cash based perquisites.

(5) Mr. Badylak was appointed as EVP and COO on August 17, 2020, and his compensation has been translated into US dollars at an average exchange rate of C$1 = $0.7454.

(6) Mr. Romaine was appointed as EVP Sustainability on May 1, 2020, and his compensation has been translated into US dollars at an average exchange rate of C$1 = $0.7454.

(7) Share-based awards were calculated based on the underlying share price at the date of the award, translated into US dollars at the prevailing rate at the date of grant.

(8) Option-based awards were calculated based on the Black Scholes valuation at the date of the award, translated into US dollars at the prevailing rate at the date of grant. The weighted average assumptions applied for the year ended December 31, 2020 are disclosed in the Company's Consolidated Financial Statements for the year ended December 31, 2020, filed on SEDAR on March 11, 2021.

(9) Short-term incentive plan awards were all paid in March 2021 in accordance with the Company's Short-term Incentive Plan.

2020 Compensation Decisions

Base Salary

Actual base salaries paid in 2020 to the NEOs were as follows:

Named Executive Officer and Position	Base Salary ($)
Greg McCunn - Director and CEO	$458,442
Fausto Di Trapani - Executive Vice President and CFO	$404,957
Josephat Zvaipa(1)- Former Executive Vice President and COO	$247,050
Matt Badylak(2) - Executive Vice President and COO	$153,746
Todd Romaine(3) - Executive Vice President Sustainability	$173,935

Notes:

(1) Mr. Zvaipa passed away on July 31, 2020.

(2) Mr. Badylak was appointed as COO effective August 17, 2020. Mr. Badylak earns a base salary of C$550,000 per annum.

(3) Mr. Romaine was appointed as EVP Sustainability effective May 14, 2020. Mr. Romaine earns a base salary of C$350,000 per annum.

Short-term Incentive Plan

The STIP award for the NEOs in 2020 was based on a varying combination of the Company's Relative Total Shareholder Return (or "TSR") and the actual achievement of certain Individual Key Performance Indicators ("KPIs"), as set out below:

	CEO	CFO	COO	EVP Sustainability	Former COO
Target STIP (% of Base Salary)	100%	75%	75%	75%	n/a
STIP Award Range (% of Base Salary)	0-100%	0-75%	0-75%	0-75%	n/a
Weighting of Corporate TSR	100%	33%	33%	33%	n/a
Weighting of Individual KPIs	n/a	67%	67%	67%	n/a

The Company's TSR performance in 2020 was calculated as follows:

Where:

  represents the Company's share price at the beginning of the year;
    represents the Company's share price at the end of the year; and
  represents dividends paid during the year

The Company's TSR is then compared to the TSR of a peer group to be set annually at the discretion of the Compensation Committee. The peer group used for the determination of the 2020 Relative TSR included the following 20 filers:

2020 TSR PEER GROUP
Argonaut Gold Inc.	Golden Star Resources Ltd.	Resolute Mining Ltd.
B2 Gold Corp.	Great Panther Mining Ltd.	Roxgold Inc.
Eldorado Gold Corp.	Hummingbird Resources PLC	Shanta Gold Limited.
Endeavour Mining	New Gold Inc.	TMAC Resources Inc.
Equinox Gold Corp.	OceanaGold Corporation	Torex Gold Resources Inc.
Gran Colombia Gold Corp.	Perseus Mining Ltd.	Wesdome Gold Mines Ltd.
Gold Resource Corp.	Pretium Resources Inc.

The employees' entitlement with regards to the TSR component of STIP is determined as follows:

TSR Performance level against Peer Group	STIP Payout %
1st Quartile	100%
2nd Quartile	Prorate percentage of target STIP
3rd Quartile	25%
4th Quartile	Nil

The Compensation Committee determined that the Company's Relative TSR achievement for 2020 fell within the 50th percentile and therefore resulted in a Relative TSR Multiplier of 50% of Target.

The STIP award levels for 2020 also included Individual KPIs related to each NEO's specific role and operational oversight within the Company (except for the CEO). Individual KPIs for 2020 included, but were not limited to:

  The Asanko Gold Mine safely generating $30 million in free cash flows (on a 100% basis) from July 1, 2019 to December 31, 2020 at an average gold price of $1,250/oz;

  Delivering a NI 43-101-compliant Technical Report which supports updated Mineral Resource and Reserve statements dated December 31, 2019 for the Asanko Gold Mine by February 28, 2020 that was designed to maximize free cash flow over the next 5 years;

  Positioning the balance sheet of the Company and the Asanko Gold Mine joint venture such that free cash flow could be returned to Shareholders in the form of a 5% share buy-back and a sustainable dividend at $1,250/oz gold.

  Improving trading liquidity of the Company to over US$1 million per trading day on either the TSX or NYSE American for three consecutive quarters.

Achievement against Individual KPIs for each of the NEO's for the 2020 year was as follows:

Named Executive Officer and Position	Individual KPIs Achieved in 2020
Greg McCunn - Director and CEO	n/a
Fausto Di Trapani - Executive Vice President and CFO	88% of Target
Josephat Zvaipa - Executive Vice President and COO	n/a
Matt Badylak - Executive Vice President and COO	100% of Target
Todd Romaine - Executive Vice President Sustainability	100% of Target

For the period from January 2020 to December 2020 inclusive, the STIP for each NEOs was determined as follows:

Position	Target STIP (% of Salary)	Relative TSR Multiplier	Individual Performance Multiplier	Actual 2020 STIP Awarded (% of Base Salary)	Actual 2019 STIP Awarded ($)
Director and CEO	100%	50% (100% weighting)	n/a (0% weighting)	50%	$229,221
Executive Vice President and CFO	75%	50% (33% weighting)	88% (67% weighting)	56.5%	$228,801
Executive Vice President and COO(1)	75%	100% (33% weighting)	100% (67% weighting)	75%	$115,310
Executive Vice President Sustainability	75%	50% (33% weighting)	100% (67% weighting)	62.5%	$108,709
Former Director, President, CEO and COO	n/a	n/a	n/a	n/a	$nil

Note:

(1) For the COO, the Company TSR was agreed as being 100% due to his appointment in the second half of 2020.

Long-term Incentive Plan

Option Plan

The Company's Share Option Plan(the "Share Option Plan") dated for reference September 27, 2011 was originally adopted by the Directors of the Company on August 18, 2011 and approved by Shareholders on September 27, 2011 and on June 19, 2014. The Share Option Plan was amended by the Board on May 2, 2017, on May 22, 2017, and on March 17, 2020, which amended Share Option Plan was approved by the Shareholders at the Annual General and Special Meeting of the Company held on April 30, 2020. A copy of the Option Plan, as amended, is available under the Company's SEDAR profile at www.sedar.com

The Share Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the Compensation Committee of the Board and provides that options are available for issuance to directors, officers, employees and service providers of the Company. The Option Plan is a rolling plan, which provides that the number of Common Shares issuable under the Option Plan, together with all of the Company's other equity based compensation arrangements, will not at any time exceed 9% of the total number of issued and outstanding Common Shares; however, this base of Common Shares increases as options are granted and exercised and as the number of issued and outstanding Common Shares increases.

Material Terms of the Option Plan

The following is a summary of the material terms of the Option Plan:

(a) Persons who are directors, officers, employees or "Service Providers" (as defined in the Share Option Plan) to the Company, its subsidiaries are eligible to receive grants of options under the Share Option Plan.

(b) All options granted under the Option Plan will be exercisable only by the optionee to whom they have been granted and the options are non-assignable and non-transferable, except in the case of the death of an optionee, in which case any vested option held by the deceased optionee at the date of death will become exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option.

(c) Unless otherwise determined by the Compensation Committee, options vest in stages equally over a period of 36 months, with one-third of such options vesting on each of the first, second and third anniversary of the date of grant, and are subject to the following:

• the optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries as well as, at the discretion of Compensation Committee, achieving certain milestones which may be defined by the Compensation Committee from time to time, or receiving a satisfactory performance review by the Company or any of its subsidiaries during the vesting period; and

• the Optionee remaining a director of the Company during the vesting period.

(d) All options granted under the Share Option Plan are exercisable for a period of up to five years. If the expiry of an option occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period;

(e) The exercise price of the option is established by the Compensation Committee at the time the option is granted, provided that the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of the grant;

(f) Generally, in the case where a participant ceases to be eligible under the Share Option Plan to hold options, the participant may exercise any vested options for one year if such cessation is due to the death of the participant or otherwise for 90 days following the date that the participant ceases to be eligible. In the case where a participant is terminated for cause, such participant's options will not be exercisable following the date of such termination. In the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, unvested options shall be deemed to have vested on the date of the meeting in respect of which the director is not nominated and shall expire on the earlier of the date which is 90 days thereafter and the expiry date of the option;

(g) The Share Option Plan provides that there will be a Change of Control of the Company where (i) the direct or indirect acquisition by a person, or group of persons, acting jointly, or in concert, of Common Shares which total more than (A) 50% of the then outstanding Common Shares; or (B) 30% of the then outstanding Common Shares followed, within 12 months of such acquisition, by the removal by Shareholders of more than 51% of the then incumbent directors or the election by Shareholders of a majority of the directors to the Board who were not nominees of the Board immediately preceding such election, (ii) the sale of all or substantially all of the assets of the Company, or the consummation of a transaction which has substantially the same effect, or (iii) a transaction which has substantially the same effect as (i) or (ii). All outstanding options under the Share Option Plan will not immediately vest and become exercisable upon the event of a change of control. The Compensation Committee may, subject to regulatory approval, amend the Share Option Plan in connection with a Change of Control (as defined in the Share Option Plan) to assist optionees to tender Common Shares underlying options to, or participate in, such event or to obtain the advantage of holding such underlying Common Shares during such event and to terminate, following the successful completion of such event, options not exercised prior to such successful completion. Moreover, upon the event of a Change of Control, if an officer, employee or service provider to the Company prior to the Change of Control has their relationship with the Company terminated without cause or in such a way as to cause such person to have been constructively dismissed within 12 months after the Change of Control, then the options held by such person shall immediately fully vest and become exercisable until the earlier of the expiry date of such options and 90 days from such termination or dismissal;

(h) The Share Option Plan may be amended, subject to TSX policies and the provisions of the Share Option Plan, by the Compensation Committee without Shareholder approval to, among other things:

(i) make amendments which are of a typographical, grammatical or clerical nature;

(ii) change the vesting provisions of an option granted under the Share Option Plan;

(iii) change the termination provision of an option granted under the Share Option Plan, which does not entail an extension beyond the original expiry date of such option;

(iv) add a cashless exercise feature;

(v) make amendments necessary as a result in changes in securities laws applicable to the Company; or

(vi) make amendments to the Share Option Plan in connection with a Change of Control to assist optionees to tender underlying Common Shares to, or participate in, the event or obtain the advantage of holding the underlying Common Shares during such event, and to terminate, following the successful completion of such event, the options not exercised prior to the successful completion of the event.

(i) The following amendments will require approval of a majority of votes cast by Shareholders at a duly constituted meeting, excluding votes cast by Insiders who are eligible to participate in the Share Option Plan only when required by applicable TSX Policies:

(i) any increase to the number of Common Shares reserved for issuance under the Share Option Plan or the maximum number of Common Shares available for issuance pursuant to the Share Option Plan;

(ii) any reduction in the exercise price or cancellation and reissue of options;

(iii) any amendments to extend the term of an option beyond the original expiry;

(iv) any amendment to remove or exceed the limitations on non-employee directors contained in the Share Option Plan;

(v) any amendment which would permit options granted under the Share Option Plan to be transferable or assignable other than for normal estate settlement purposes;

(vi) any amendment to remove or exceed the insider participation limits set out in the Share Option Plan; and

(vii) amendments to the Share Option Plan amendment provisions.

(j) The Share Option Plan is subject to restrictions that:

(i) the number of Common Shares issuable to insiders as a group under the Share Option Plan, when combined with Common Shares issuable to insiders under all of the Company's other security-based compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares (as of the Record Date, 20,214,521 Common Shares) within any 12-month period;

(ii) the number of Common Shares issuable to insiders at any time as a group under the Share Option Plan, when combined with Common Shares issuable to insiders under all the Company's other security-based compensation arrangements, may not exceed 9% of the Company's issued and outstanding Common Shares (as of the Record Date, 20,214,521 Common Shares);

(iii) the number of Common Shares issuable to non-employee directors of the Company shall not: (i) collectively, together with any Common Shares issuable pursuant to any other share-based compensation arrangement of the Company exceed 1% of the outstanding Common Shares (as of the Record Date, 2,246,058 Common Shares); (ii) exceed for each individual a value of $100,000 in any 12 month period; or (iii) exceed for each individual a value of $150,000 when aggregated with the grant date fair value of any Full Value Awards (as defined in the Share Option Plan) granted to the individual in any 12 month period under all share share-based compensation arrangements of the Company.

Grants to non-employee directors are subject to an additional limitation, which limits the number of Common Shares issuable to any such director to an annual value not to exceed $150,000 when aggregated with the grant date fair value of any "full value awards" granted to such director under the Company's other security-based compensation arrangements.

Share Units

The Company's Share Unit Plan (the "Share Unit Plan") dated for reference April 30, 2020 was originally adopted by the Directors of the Company on March 16, 2020 and approved by Shareholders on April 30, 2020. A copy of the Share Unit Plan, as amended, is available under the Company's SEDAR profile at www.sedar.com

This Share Unit Plan was established by the Company to assist the Company in the recruitment and retention of qualified parties by providing a means to reward superior performance, to motivate directors, officers, employees or service providers under the plan to achieve important corporate and personal objectives and, through the issuance of share units in the Company ("Share Units") to participants under the plan, to better align the interests of such participants with the long-term interests of Shareholders.

The Share Unit Plan gives the Company the flexibility to grant Share Units that are conditional on time or performance vesting criteria, to further strengthen pay and performance alignment over a multi-year period.

Material Terms of the Share Unit Plan

The following is a summary of the material terms of the Share Unit Plan:

(a) Persons who are directors, officers, employees or "Service Providers" (as defined in the Share Unit Plan) to the Company, its subsidiaries are eligible to receive grants of Share Units under the Share Unit Plan.

(b) Except in certain circumstances, Share Units granted under the Share Unit Plan are non-assignable and non-transferable.

(c) In granting Share Units under the Share Unit Plan, the Company will designate:

(i) the number of Share Units which are being granted to the participant;

(ii) any time based conditions as to vesting of the Share Units to become vested Share Units;

(iii) any performance based conditions as to vesting of the Share Units to become vested Share Units;

(iv) the payout date, which shall in no event be later than the expiry date of the Share Units;

(v) the form of payout; and

(vi) the expiry date of the Share Units.

(d) The Company will maintain an account for each participant under the Share Unit Plan and on the grant date, the account will be credited with the Share Units granted to on that date.

(e) On each payout date, the participant under the Share Unit Plan will receive, and the Company will issue and/or pay, a payout with respect to those vested Share Units in such participant's account to which the payout date relates.

(f) The Share Unit Plan provides that there will be a "Change of Control" of the Company where (i) the direct or indirect acquisition by a person, or group of persons, acting jointly, or in concert, of Common Shares which total more than (A) 50% of the then outstanding Common Shares; or (B) 30% of the then outstanding Common Shares followed, within 12 months of such acquisition, by the removal by Shareholders of more than 51% of the then incumbent directors or the election by Shareholders of a majority of the directors to the Board who were not nominees of the Board immediately preceding such election, (ii) the sale of all or substantially all of the assets of the Company, or the consummation of a transaction which has substantially the same effect, or (iii) a transaction which has substantially the same effect as (i) or (ii). If at any time within one year from the date of a Change of Control an officer or employee of, or service provider to, the Company prior to the Change of Control has their employment or service contract or position with the Company or the resulting entity, as applicable, terminated without cause, or altered (in such a way), all outstanding Share Units held by such participant will vest and the payout date in connection with such vested Share Units will be accelerated to the date of such participants termination or dismissal and the Company will issue Common Shares and/or pay cash to such participant with respect to such vested Share Units in accordance with the terms of the Share Unit Plan; provided that in the event that any Share Units are subject to performance based vesting conditions, then an assessment shall be done by the Compensation Committee and the vesting of such Share Units will accelerate only to the extent that such performance based vesting conditions are considered to have been satisfied.

(g) On the date that an director, officer, employee or Service Provider has left employ or office with the Company, or has been advised by the Company that his, her or its services are no longer required, or on the date that his, her or its service contract has expired or terminated, any unvested Share Units in such participant's account will terminate and be forfeited.

(h) The Share Unit Plan is subject to restrictions that:

(i)  the aggregate number of Common Shares reserved for issuance will not exceed 5% of the number of issued and outstanding Company Shares (as of the Record Date, 11,230,289 Common Shares), and when combined with the Company Shares reserved for issuance under any other security based compensation arrangement of the Company, will not exceed 9% of the number of issued and outstanding Common Shares at such time, provided in each case that Company Shares reserved for issuance pursuant to Share Units which are redeemed or surrendered, cancelled or terminated without having been redeemed will again be available for issuance under the Share Unit Plan and also provided that the Common Shares underlying Share Units which are redeemed for cash, Common Shares or a combination of cash and Common Shares will again be available for issuance under the plan;

(ii) the number of Common Shares issuable to insiders at any time as a group under the Share Unit Plan, when combined with Common Shares issuable to insiders under all the Company's other security-based compensation arrangements, may not exceed 9% of the Company's issued and outstanding Common Shares (as of the Record Date, 20,214,521 Common Shares);

(iii) the number of Common Shares issuable to insiders as a group under the Share Unit Plan, when combined with Common Shares issuable to insiders under all of the Company's other security-based compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares (as of the Record Date, 20,214,521 Common Shares) within any 12-month period;

(iv) the number of Common Shares issuable to non-employee directors of the Company shall not: (i) collectively, together with any Common Shares issuable pursuant to any other share based compensation arrangement of the Company, exceed 1% of the outstanding Common Shares (as of the Record Date, 2,246,058 Common Shares) and (ii) exceed for each individual, a grant date fair value of 150,000 per non-Employee Director, provided that the total annual equity award value of stock options issuable to any non-Employee Director shall not exceed $100,000.

(h) The Share Unit Plan may be amended, subject to TSX policies and the provisions of the Share Unit Plan, by the Company without Shareholder approval to, among other things:

(i) make formal minor or technical modifications to any of the provisions of the plan;

(ii) correct any ambiguity, defective provision, error or omission in the provisions of the Plan ;

(iii) change the vesting provisions or termination provisions applicable to a Share Unit, which does not entail an extension of the expiry date of the Share Unit beyond the original expiry date of such Share Unit;

(iv) make any amendments because of any change in Applicable Law;

(v) make amendments necessary as a result in changes in securities laws applicable to the Company; or

(vi) make amendments to the Share Unit Plan in connection with a Change of Control to assist participants to tender underlying Common Shares to, or participate in, the event or obtain the advantage of holding the underlying Common Shares during such event, and to terminate, following the successful completion of such event, the Share Units not exercised prior to the successful completion of the event.

(i) The following amendments will require shareholder approval in accordance with the requirements of the TSX:

(i) any increase to the number of Common Shares reserved for issuance under the Share Unit Plan or the maximum number of Common Shares available for issuance pursuant to the Share Unit Plan;

(ii) the cancellation and re-issuance of Share Units;

(iii) the extension of the term of an RSU beyond the original expiry date;

(iv) the removal or exceeding of the limitation on non-employee directors prescribed under the Share Unit Plan;

(v) permitting Share Units to be transferable or assignable other than for normal estate settlement purposes;

(vi) the removal or exceeding of the Insider participation limits set out in the Share Unit Plan; or

(vii) an amendment to the amendment provisions of the Share Unit Plan.

Restricted share units (RSUs)

RSUs have been granted according to the specific level of responsibility of the particular executive/employee and the number of RSUs for each level of responsibility is determined by the Compensation Committee with lower-level employees receiving a larger portion of their LTIP in the form of RSUs. Consideration will also be made to historical grants made to the executive/employee and the number of RSUs outstanding when determining the amount of RSUs to be granted each year. RSUs will generally vest equally in 1/3 increments on the 1st, 2nd and 3rd anniversaries from grant date.

Performance Share Units (PSUs)

In 2021, the Company will grant PSUs according to the specific level of responsibility of the particular executive/employee and the number of PSUs for each level of responsibility is determined by the Compensation Committee with higher-level employees receiving a larger portion of their LTIP in the form of PSUs aligning higher level management of the Company with Shareholders. Consideration will also be made to historical grants made to the executive/employee and the number of PSUs outstanding when determining the amount of PSUs to be granted each year. PSUs will generally vest equally in 1/3 increments on the 1st, 2nd and 3rd anniversaries from grant date. These PSUs also have a performance factor, whereby the number of units vesting will range from 0% to 150% of the units granted, in contrast RSU's do not have any performance factors and hence always have an intrinsic value. The number of Share Units that shall vest will depend upon the Company's Total Shareholder Return of its common shares relative to the Total Shareholder Return of the constituent companies in the GDXJ which were part of the GDXJ for the entire Performance Period ("Peer Group"). The Performance Period is January 1 of the year of the grant date, to December 31 of the year immediately preceding the payout date (the "Performance Period"). The Total Shareholder Return will be calculated as follows:

TSR = {(price at end of Performance Period - price at beginning of Performance Period) + dividends} ÷ price at beginning of Performance Period

The number of units vesting resulting from the Company's relative Total Shareholder Return against its peer group will be as follows;

Performance Level	Performance Multiplier
1st Quartile	150% of units vest
2nd Quartile	100% of units vest
3rd Quartile	50% of units vest
4th Quartile	0% of units vest

LTIP Mix in 2020

The Plan Administrator, which is the Compensation Committee of the Board, generally relied on the following criteria and analysis to determine the size and allocation of 2020 LTIP grants between Stock Options and RSUs:

Level	Target LTIP (% of Annual Base Salary to be earned over three-year period)	Proportion of Target LTIP award to be awarded in form of Option-based award	Proportion of Target LTIP award to be awarded in form of cash-settled Share- based award
Level 6 Management (CEO)	150%	60%	40%
Level 5 Management (EVPs) - Corporate	75%	60%	40%
Level 4 Management (SVPs) - Corporate	70%	50%	50%
Level 3 Management - Corporate	40%	40%	60%
Level 2 Management - Corporate	30%	33%	67%

LTIP grants to the Board during 2020 were split 50%/50% between option-based and RSU awards, respectively, and were limited to an option-based award of less than $100,000 per director and total LTIP award of less than $150,000 per director for the year. These limits correspond to the terms of the Company's Share Option Plan and the Share Unit Plan.

LTIP awards remain subject to the Plan Administrator's discretionary recommendations and to the discretion of the Board.

For the fiscal year ended December 31, 2020, the following option grants were made to the NEOs:

Position	Number of Options Granted(1)	Exercise Price (C$)	Grant Date Fair Value of Options ($)(2)(3)(4)	Expiration Date
Greg McCunn - Director and CEO	959,000	C$1.29	$393,634	Feb. 28, 2025
Fausto Di Trapani - Executive Vice President and CFO	424,000	C$1.29	$174,036	Feb. 28, 2025
Josephat Zvaipa - Executive Vice President and COO [4]	421,000	C$1.29	$172,805	Feb. 28, 2025
Matt Badylak - Executive Vice President and COO	243,000	C$2.20	$194,259	Aug. 17, 2025
Todd Romaine - Executive Vice President Sustainability	203,000	C$1.67	$129,749	May. 14, 2025

Notes:

(1) Options will vest equally on the 1st, 2nd and 3rd anniversaries from grant date.

(2) Grant Date Fair Value of Options granted on February 28, 2020 of $0.410 is based on a Black-Scholes value calculated using a C$1.29 exercise price and converted into a U.S. dollar at the prevailing exchange rate.

(3) Grant Date Fair Value of Options granted on August 17, 2020 of $0.799 is based on a Black-Scholes value calculated using a C$2.20 exercise price and converted into a U.S. dollar equivalent at the prevailing exchange rate.

(4) Grant Date Fair Value of Options granted on May 14, 2020 of $0.639 is based on a Black-Scholes value calculated using a C$1.67 exercise price and converted into a U.S. dollar at the prevailing exchange rate.

For the fiscal year ended December 31, 2020, the following RSUs were granted to the NEOs:

Position	Number of RSUs Granted(1)	Share Price on Grant Date (C$)	Grant Date Fair Value of RSUs ($)(2)(3)(4)
Greg McCunn - Director and CEO	313,300	C$1.17	$272,962
Fausto Di Trapani - Executive Vice President and CFO	138,400	C$1.17	$120,581
Josephat Zvaipa - Executive Vice President and COO	137,300	C$1.17	$119,622
Matt Badylak - Executive Vice President and COO	75,000	C$2.32	$123,492
Todd Romaine - Executive Vice President Sustainability	62,900	C$1.72	$81,917

Notes:

(1) RSUs will vest equally on the 1st, 2nd and 3rd anniversaries from grant date. Payment date of the RSUs is determined by the Board.

(2) Grant Date Fair Value of RSUs granted on February 28, 2020 is based on a C$1.17 underlying share price and converted into a U.S. dollar equivalent using an exchange rate of C$1 = $0.7447.

(3) Grant Date Fair Value of RSUs granted on August 17, 2020 is based on a C$2.20 underlying share price and converted into a U.S. dollar equivalent using an exchange rate of C$1 = $0.7097.

(4) Grant Date Fair Value of RSUs granted on May 14, 2020 is based on a C$1.72 underlying share price and converted into a U.S. dollar equivalent using an exchange rate of C$1 = $0.7572.

Incentive Plan Awards

The following table sets out all option-based and share-based awards outstanding as at December 31, 2020, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in-the- money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)(2)
Greg McCunn	300,000	0.86	03/31/24	$171,000	133,334	$190,668
	959,000	1.29	02/28/25	$134,260	313,300	$448,019
Fausto Di Trapani	100,000	1.98	01/21/21	Nil	n/a	n/a
	180,000	3.98	02/27/22	Nil	n/a	n/a
	180,000	1.07	02/06/23	$64,800	75,000	$107,250
	285,000	0.98	02/21/24	$128,250	60,080	$85,914
	424,000	1.29	02/28/25	$59,360	138,400	$197,912
Matt Badylak	243,000	2.20	08/17/25	Nil	75,000	$107,250
Todd Romaine	203,000	1.67	05/14/25	Nil	62,900	$89,947

Notes:

(1) Calculated based on the Market Price of the underlying Common Shares on December 31, 2020 of C$1.43 and the exercise price of the option.

(2) Calculated based on the Market Price of the underlying Common Shares on December 31, 2020 of C$1.43.

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2020, for each NEO:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity long-term incentive plan compensation - Value earned during the year ($)
Greg McCunn	$20,398	$53,926	n/a
Fausto Di Trapani	$32,076	$98,595	n/a
Josephat Zvaipa	$6,671	$145,329	n/a
Matt Badylak(3)	Nil	n/a	n/a
Todd Romaine(3)	Nil	n/a	n/a

Notes:

(1) The value vested is based on the difference between the underlying share price at the date of vesting and the exercise price of the option vesting.

(2) The value vested is based on the underlying share price at the date of vesting.

(3) Messrs. Badylak and Romaine were appointed as EVP & COO and EVP Sustainability respectively during 2020 and the awards granted to them will not vest until 2021.

Termination and Change of Control Benefits

Written employment agreements are in place between the Company and each of the NEOs. The NEOs are entitled to compensation from the Company in the event of termination without cause. In the event that a NEO's employment agreement is terminated by the Company without cause, the Company must pay a severance payment equal to 12 months' base salary plus benefits at the time of termination.

Each employment agreement also provides for a Change of Control of the Company. The Company has defined what would constitute a change in control in each of its Share Option Plan and Share Unit Plans. In each case if a termination without cause or a resignation for good reason occurs within 12 months following the Change of Control then the NEO will be entitled to receive an amount equal to 24 months of the NEO's monthly base salary, plus the monthly equivalent of the most recently paid annual bonus and any other monthly benefits. Additionally, pursuant to the Share Option Plan and Share Unit Plan, in the event of a change in control, if any of the NEO's employment is terminated, all of the NEOs outstanding options and Share Units will immediately vest.

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation for good reason within 12 months following a Change of Control, assuming the triggering event occurred on December 31, 2020, are as follows:

NEO		Termination Without Cause	Change of Control
Greg McCunn	Salary	$458,442	$916,884
	Bonus	$0	$458,442
	RSUs(1)	$0	$499,598
	Other	$27,051	$54,102
Fausto Di Trapani	Salary	$404,957	$809,914
	Bonus	$0	$457,601
	RSUs(1)	$0	$305,911
	Other	$20,941	$41,881
Matt Badylak	Salary	$430,225	$860,451
	Bonus	$0	$645,338
	RSUs(1)	$0	$83,894
	Other	$21,511	$43,023
Todd Romaine	Salary	$273,780	$547,559
	Bonus	$0	$410,670
	RSUs(1)	$0	$70,359
	Other	$13,689	$27,378

Note:

(1) Cash-settled RSUs will vest immediately in the event of a change in control, and will be settled at the prevailing Market Price at the time of a change in control. The value of cash-settled RSUs in the table above was based on RSUs granted as of December 31, 2020 and on the Market Price of the underlying Common Shares as at that date of C$1.43, converted into a U.S. dollar equivalent using an exchange rate of C$1 = $0.7822.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities.

Compensation Decisions in 2021 to Date

Base Salaries:

Named Executive Officer and Position	2021 Base Salary (C$)	2020 Base Salary (C$)	% Change
Greg McCunn - Director and CEO	$626,685	$615,000	1.9%
Fausto Di Trapani - Executive Vice President and CFO	$553,572	$543,250	1.9%
Matt Badylak(1) - Executive Vice President and COO	$550,000	$550,000	0.0%
Todd Romaine(1) - Executive Vice President Sustainability	$350,000	$350,000	0.0%

Note:

(1) Messrs. Badylak and Romaine were appointed during 2020 and therefore did not receive an increase to base salary for 2021. 2020 salary presented here is an annualized salary, payment were actually prorated from their respective start dates.

STIP Changes

In 2021 the Company has amended the approach to its STIP awards. The overall target percentage is unchanged, but the relative weightings of corporate and personal performance has been updated to more closely align with corporate performance. A breakdown of the Target STIP opportunity and weighting on Corporate and Individual performance for each  NEO from 2020 that remains employed at Galiano in 2021 is provided below.

Position	Target STIP (% of Salary)	Corporate Performance Weighting	Individual Performance Weighting
Greg McCunn - Director and CEO	100%	60%	40%
Fausto Di Trapani - Executive Vice President and CFO	75%	50%	50%
Matt Badylak - Executive Vice President and COO	75%	50%	50%
Todd Romaine - Executive Vice President Sustainability	75%	50%	50%

Additionally, the corporate performance will be assessed using a balanced scorecard approach, rather than the TSR metrics that were used previously. Corporate performance will be assessed based upon metrics associated with financial performance, stakeholder engagement and sustainability initiatives, internal business processes and growth.

LTIP Changes

The review performed by GGA determined that the award criteria applied in calculating LTIP grants resulted in less competitive LTIP opportunities (relative to LTIP awards made by the Company's peer group) for Galiano executives. In order to achieve the stated objective of the Company's LTIP plans, GGA recommended that the LTIP breakdown of awards be updated to the following:

Level	Target LTIP (% of Annual Base Salary to be earned annually)	Proportion of Target LTIP award to be awarded in form of Option- based award	Proportion of Target LTIP award to be awarded in form of RSU awards	Proportion of Target LTIP award to be awarded in form of PSU awards
Level 6 Management (CEO)	150%	50%	0%	50%
Level 5 Management (EVPs)	75%	50%	0%	50%
Level 4 Management (SVPs)	70%	43%	14%	43%
Level 3 Management	40%	50%	25%	25%
Level 2 Management	30%	33%	67%	0%

The idea behind this structure is to increase the proportion of LTIP that is performance-based by awarding PSUs to Levels 3 through 6 of management to increase the overall compensation program's pay-for-performance alignment. This largely replaces the previous weighting on RSUs while keeping the LTIP weighting on Options similar to before to encourage share price appreciation at the Company over the long run.

Subsequent to December 31, 2020, the following options were granted to the NEOs for 2021 who were in the Company's service at the time. These option grants have a 5-year term to expiry and vest in equal installments over a three-year period from grant date:

Name and Position	Grant Date	Options Granted	Option Exercise Price (C$)	Expiry Date
Greg McCunn - CEO	18-Mar-21	1,000,000	C$1.55	18-Mar-26
Fausto Di Trapani - EVP and CFO	18-Mar-21	750,000	C$1.55	18-Mar-26
Matt Badylak - Executive Vice President and COO	18-Mar-21	750,000	C$1.55	18-Mar-26
Todd Romaine - Executive Vice President Sustainability	18-Mar-21	300,000	C$1.55	18-Mar-26

Subsequent to December 31, 2020, the following cash-settled PSUs were granted to the NEOs for 2021 and will be reported in next year's Summary Compensation Table. These PSU grants vest in equal installments over a three-year period:

Name and Position	Grant Date	PSUs Granted	Underlying Share Price (C$)
Greg McCunn - CEO	10-Mar-21	322,400	C$1.37
Fausto Di Trapani - EVP and CFO	10-Mar-21	142,400	C$1.37
Matt Badylak - Executive Vice President and COO	10-Mar-21	144,200	C$1.37
Todd Romaine - Executive Vice President Sustainability	10-Mar-21	91,800	C$1.37

Subsequent to December 31, 2020, no cash-settled RSUs were granted to the NEO's for 2021.

Director Compensation

The following section pertains to the compensation arrangements the Company had with each independent director, namely Paul Wright, Gordon J. Fretwell, Shawn Wallace, Marcel De Groot, Michael Price and Judith Mosely during the year ended December 31, 2020. Director fees were comprised of monthly retainers for serving on the Board and Board Committees. Executive officers do not receive additional compensation for serving as directors. Greg McCunn is a director and also an NEO and received no additional compensation for his role as a director. Mr. McCunn's compensation is discussed in the NEO compensation section of this Information Circular.

Following the review of GGA, the Compensation Committee decided not to make any changes to the cash compensation levels for the base retainer or additional retainers for chair positions, however, introduced the following annual retainers to members of the Board committees, effective January 1, 2020:

C$
Retainer for members of the Audit Committee (other than the chair)	C$7,500
Retainer for members of the Compensation Committee, Nominating and Governance Committee, and Sustainability Committee (other than the chair)	C$6,000

As a result, the Board approved a compensation structure whereby independent directors are to be remunerated for their services with flat rate annual fees, as follows:

C$
Base Retainer for a Director	C$50,000
Additional Chair of the Board Retainer	C$90,000
Additional Audit Committee Chair Retainer	C$16,000
Additional Retainer for Chairs of Compensation Committee, Nominating and Governance Committee and Sustainability Committee	C$10,000
Additional retainer for membership of Audit Committees	C$7,500
Additional retainer for membership of Compensation Committee, Nominating and Governance Committee and Sustainability Committee	C$6,000

The total compensation provided to the directors, excluding directors who are NEOs, for the Company's most recently completed financial year of December 31, 2020 was:

Name	Fees earned ($)	Share-based awards(3)(4) ($)	Option-based awards(5) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Paul Wright (1)	72,680	1,446,749	64,875	Nil	Nil	Nil	1,584,304
Marcel de Groot	53,671	49,661	49,901	Nil	Nil	Nil	153,234
Gordon J. Fretwell	53,299	49,661	49,901	Nil	Nil	Nil	152,861
Michael Price	52,553	49,661	49,901	Nil	Nil	Nil	152,116
Shawn Wallace	40,253	49,661	49,901	Nil	Nil	Nil	139,816
Judith Mosely(2)	45,968	49,661	49,901	Nil	Nil	Nil	145,531

Notes:

(1) Mr. Wright was appointed Chair of the Board effective April 30, 2020.

(2) Ms. Mosely was appointed to the Board on January 1, 2020.

(3) Share-based awards were calculated based on the underlying share price at the date of the award, translated into US dollars at the prevailing exchange rate.

(4) Mr. Wright was granted 1,000,000 phantom shares on November 6, 2020, these vest 3 years from the date of grant.

(5) Option-based awards were calculated based on the Black Scholes valuation at the date of the award, translated into US dollars at the prevailing exchange rate. The weighted average assumptions applied for the year ended December 31, 2020 are disclosed in the Company's Consolidated Financial Statements for the year ended December 31, 2020, filed on SEDAR on March 11, 2021.

Director Compensation Equity Grants in 2020

During 2020, the following options were granted to non-NEO directors, which vest in equal installments over three years:

Name	Options granted	Grant Date	Expiry Date	Option exercise price (C$)
Paul Wright	173,000	April 1, 2020	April 1, 2025	C$1.23
Marcel de Groot	115,000	February 28, 2020	February 28, 2025	C$1.29
Gordon J. Fretwell	115,000	February 28, 2020	February 28, 2025	C$1.29
Michael Price	115,000	February 28, 2020	February 28, 2025	C$1.29
Shawn Wallace	115,000	February 28, 2020	February 28, 2025	C$1.29
Judith Mosely	115,000	February 28, 2020	February 28, 2025	C$1.29

The Compensation Committee also approved the following cash-settled RSUs to non-NEO directors for 2020. These RSU grants vest in equal installments over a three-year period:

Name	Grant Date	RSUs Granted	Underlying Share Price (C$)
Paul Wright	April 1, 2020	82,000	C$1.15
Marcel de Groot	February 28, 2020	57,000	C$1.29
Gordon J. Fretwell	February 28, 2020	57,000	C$1.29
Michael Price	February 28, 2020	57,000	C$1.29
Shawn Wallace	February 28, 2020	57,000	C$1.29
Judith Mosely	February 28, 2020	57,000	C$1.29

On November 6, 2020, following his appointment as Chair of the Board, Mr. Wright was granted 1,000,000 phantom shares. These vest after a three-year service period, and the fair value of these phantom shares will be paid out no earlier than 90 days following his retirement from the Board. This is anticipated to be a one-time grant with the objective of incentivizing his retention over the three year period, and was awarded based upon Mr. Wrights extensive experience as a mining executive and the value he will bring to the role of Chair.

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2020 for each director who was not also a NEO:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
Paul Wright (3)	Nil	Nil	Nil
Marcel de Groot	$16,794	$40,896	Nil
Gordon J. Fretwell	$16,794	$40,896	Nil
Michael Price	$16,794	$40,896	Nil
Shawn Wallace	$16,794	$40,896	Nil
Judith Mosely(3)	Nil	Nil	Nil

Notes:

(1) The value vested is based on the difference between underlying share price at the date of vesting and the exercise price of the option vesting.

(2) The value vested is based on the underlying share price at the date of vesting

(3) Mr. Wright and Ms. Mosely were appointed to the Board during 2020 and the awards granted to them will not start to vest until 2021 at the earliest.

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2020 for each director who was not also a NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)(2)
Paul Wright	173,000	1.23	04/01/25	$34,600	1,082,000	$1,547,260
Marcel de Groot	40,000	1.98	01/21/21	$0	n/a	n/a
	42,000	3.98	02/27/22	$0	n/a	n/a
	15,000	1.07	02/06/23	$5,400	11,668	$16,685
	180,000	0.98	02/21/24	$81,000	60,000	$85,800
	115,000	1.29	02/28/25	$16,100	57,000	$81,510
Gordon J. Fretwell	40,000	1.98	01/21/21	$0	n/a	n/a
	42,000	3.98	02/27/22	$0	n/a	n/a
	15,000	1.07	02/06/23	$5,400	11,668	$16,685
	180,000	0.98	02/21/24	$81,000	60,000	$85,800
	115,000	1.29	02/28/25	$16,100	57,000	$81,510
Michael Price	40,000	1.98	01/21/21	$0	n/a	n/a
	42,000	3.98	02/27/22	$0	n/a	n/a
	5,000	1.07	02/06/23	$1,800	11,668	$16,685
	120,000	0.98	02/21/24	$54,000	60,000	$85,800
	115,000	1.29	02/28/25	$16,100	57,000	$81,510
Shawn Wallace	40,000	1.98	01/21/21	$0	n/a	n/a
	42,000	3.98	02/27/22	$0	n/a	n/a
	15,000	1.07	02/06/23	$5,400	11,668	$16,685
	180,000	0.98	02/21/24	$81,000	60,000	$85,800
	115,000	1.29	02/28/25	$16,100	57,000	$81,510
Judith Mosely	115,000	1.29	02/28/25	$16,100	57,000	$81,510

Note:

(1) Calculated based on the market price of the underlying Common Shares on December 31, 2020 of C$1.43 and the exercise price of the option.

(2) Calculated based on the Market Price of the underlying Common Shares on December 31, 2020 of C$1.43.

Director Compensation Decisions in 2021

GGA, also reviewed the LTIP components of the Board compensation during 2020. Following this review, for 2021, the Compensation Committee decided to change the LTIP program and no longer issue stock options to non-NEO directors, instead granting Deferred Share Units (DSUs). In accordance with the Share Unit plan, aggregate annual grants cannot exceed a value of $150,000.

Subsequent to December 31, 2020, the Compensation Committee therefore approved the following cash-settled DSUs to non-NEO directors, which will be reported in next year's director compensation table. These DSU grants vest immediately and are paid only upon retirement from the Board:

Name	Grant Date	DSUs Granted	Underlying Share Price (C$)
Paul Wright	March 10, 2021	130,700	C$1.46
Marcel de Groot	March 10, 2021	130,700	C$1.46
Gordon J. Fretwell	March 10, 2021	130,700	C$1.46
Michael Price	March 10, 2021	130,700	C$1.46
Shawn Wallace	March 10, 2021	130,700	C$1.46

Stock Option Overhang, Dilution and Burn Rates

The following table provides a 3-year history of the overhang, dilution and burn rates for the Share Option Plan:

	2020		2019		2018
	(#)	(%)	(#)	(%)	(#)	(%)
Overhang	11,581,997	5.3% (1)	7,690,530	3.4% (1)	6,839,988	3.0% (1)
Dilution	8,330,820	3.7% (2)	12,568,362	5.6% (2)	13,482,427	6.0% (2)
Burn Rate	4,676,000	2.1% (3)	3,803,700	1.7% (3)	2,739,802	1.2% (3)

Notes:

(1) The total number of Common Shares reserved for issuance to participants, less the number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(2) The total number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(3) The number of Options granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the fiscal year.

The elevated burn rate in 2020 reflects Share Option grants to new executives in order to align their compensation with shareholders.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at December 31, 2020. See "Compensation of Executive Officers" above for a description of the Material Terms of the Option Plan.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (the Plan)	8,330,820 (1)	C$1.81	11,581,997
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	8,330,820 (1)	C$1.81	11,581,997

Notes:

(1) As of December 31, 2020, the outstanding options represented 3.7% of the issued and outstanding Common Shares.

(2) As of April 27, 2020, the Company had 11,661,835 options outstanding and 8,552,686 available for future issuance, representing 5.2% and 3.8% of total Common Shares issued and outstanding, respectively.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed person of the Company (generally speaking insiders and related parties of the Company) nor any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's Annual Information Form and in the audited financial statements for the year ended December 31, 2020 and in the related management discussion and analysis and filed under the Company's SEDAR profile at www.sedar.com, along with additional information relating to the Company. Copies of these documents are also available upon request from the Corporate Secretary at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, this 27th day of April, 2021.

BY ORDER OF THE BOARD

/s/ Greg McCunn

Greg McCunn

Chief Executive Officer

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